UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                            CYBERAMERICA CORPORATION
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   232456 10 3
                                 (CUSIP Number)


Richard D. Surber, 268 West 400 South, Salt Lake City, Utah 84101 (801) 575-8073 (Name, address and telephone number of person authorized to receive notices and communications)


                                December 30, 1996
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X).



Check the following box if a fee is being paid with the statement ( ).

                                 SCHEDULE 13D/A
CUSIP No. 232456 10 3                                          Page 1 of 7 Pages

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Surber ("Richard D. Surber")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) ( )
                                                                       (B) (X)

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Richard D. Surber is a citizen of the United States.

                           7)  SOLE VOTING POWER               1,173,640
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER*            3,844,839
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER          1,173,640
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER*      3,844,839

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,173,640

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (X)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.44%

14)  TYPE OF REPORTING PERSON
IN

*Presumes option held by A-Z Professional Consultants, Inc. to purchase 26% of the issued and outstanding shares of CyberAmerica's Common Stock for $0.59 per share is exercised on January 6, 1997.

                                 SCHEDULE 13D/A
CUSIP No. 232456 10 3                                         Page 2 of 7 Pages

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Investment Sanctuary Corporation ("Investment Sanctuary")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP          (A) (X)
                                                                        (B) ( )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Utah is the state in which the reporting entity is organized.

                           7)  SOLE VOTING POWER               -0-
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER             -0-
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER          -0-
PERSON WITH

                          10)  SHARED DISPOSITIVE POWER        -0-


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0%

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)  TYPE OF REPORTING PERSON
CO

 Item 1.  Security and Issuer

         This amended schedule relates to common stock, par value $0.001 per share, of CyberAmerica Corporation ("Common Stock"). CyberAmerica Corporation ("CyberAmerica") is a Nevada corporation with principal offices at 268 West 400 South, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This amended schedule is filed jointly by Richard D. Surber,  an individual,
and  Investment  Sanctuary   Corporation   ("Investment   Sanctuary"),   a  Utah
corporation.

(b) The business address for Richard D. Surber and Investment Sanctuary is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of Investment Sanctuary and the principle occupation of Richard D. Surber is providing financial and business consulting services. Richard D. Surber is an executive officer ("president") and director of CyberAmerica, and is the sole executive officer ("president") and director of Investment Sanctuary. Richard D. Surber is also the sole executive officer ("president") of A-Z. Richard D. Surber also serves as an officer or director of a number of private corporations.

(d) Neither Richard D. Surber nor Investment Sanctuary has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Richard D. Surber and Investment Sanctuary were never a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Richard D. Surber is a citizen of the United States of America, and Investment Sanctuary is a Utah Corporation.

Item 3.  Source and Amount of Funds or Other Consideration

     The 1,100,000 shares that are the impetus for filing this amended schedule were issued to Richard D. Surber pursuant to a Stock Exchange Agreement executed between CyberAmerica, Investment Sanctuary and Richard D. Surber ("Agreement"). Pursuant to said Agreement, Richard D. Surber exchanged 100% of Investment Sanctuary's Capital Stock together with the cancellation of an option to purchase 25% of the issued and outstanding shares of Common Stock ("Option"), for one million one hundred thousand (1,100,000) shares of Common Stock. The primary asset of Investment Sanctuary was a 50% legal beneficial interest in the sixth floor of a building located at 68 South Main Street, Salt Lake City, Utah (the "McIntyre Building"). The terms of the Option to purchase 25% of CyberAmerica shares were disclosed on Form 8-K filed by CyberAmerica, then known as the Canton Industrial Corporation, on January 3, 1996.

The parties arrived at the figure of one million one hundred thousand (1,100,000) shares of Common Stock based primarily on the estimated cash value for the proposed sale of the McIntyre Building. The 1,100,000 shares also reflected the value of the cancellation of the Option and included the satisfaction of existing debt between Investment Sanctuary and Richard D. Surber, not exceeding $10,000. Since the shares were to be issued to Richard D. Surber as restricted shares pursuant to Rule 144 under the Securities Act of 1933, as amended, a 50% discount was provided. Accordingly, the parties valued the Common Stock at one quarter of the $0.18 bid price as of the effective date of the Agreement, resulting in 1,100,000 shares at 4.5 cents per share.

     The Option to purchase 25% of CyberAmerica shares was granted by CyberAmerica on December 5, 1995 to Richard D. Surber as President of Investment Sanctuary, for consulting services previously rendered. The Stock Exchange Agreement executed between CyberAmerica, Investment Sanctuary, and Richard D. Surber canceled the 25% Option on October 31, 1996 although executed on December 17, 1996.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with CyberAmerica.

     In his role as President of both CyberAmerica and Investment Sanctuary during October 1996, Richard D. Surber was aware of the assets and liabilities of both corporations. As such, he was aware of CyberAmerica's need for cash and Investment Sanctuary's beneficial ownership in property that could be liquidated. The parties determined that a stock exchange whereby CyberAmerica could receive the cash proceeds of any sale of the McIntyre Building was prudent. At the same time, such an exchange would permit Richard D. Surber, as an individual, to avoid absorbing the incident tax implications of any such sale. By the end of October 1996, the parties reached an agreement with regard to the terms of such an exchange. Although the actual sale of the building took place on November 21, 1996, the parties did not execute the Stock Exchange Agreement until December 17, 1996, but did so with an effective date of October 31, 1996. The 1,100,000 shares of Common Stock were thereafter issued to Richard
D. Surber.

     Pursuant to a Consulting Agreement dated August 30, 1995, 480,000 shares of
Common  Stock  were  issued  to  A-Z  for  consulting   services   rendered  for
CyberAmerica.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Richard D. Surber may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Richard D. Surber has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Richard D. Surber include 1,100,000 shares of Common Stock issued pursuant to the Stock Exchange Agreement executed on December 17, 1996, and 73,640 shares of Common Stock held personally, as reported on Form 4 filed on behalf of Richard D. Surber on May 22, 1996. Said shares total 1,173,640 shares of Common Stock for which Richard D. Surber has the sole power to vote or direct the vote.

     A-Z has beneficial  ownership of 3,844,839 shares of Common Stock.  Richard
D. Surber has indirect beneficial ownership over such shares because of his position as A-Z's sole officer and director. A-Z has direct beneficial ownership of 480,000 shares of Common Stock pursuant to a Consulting Agreement, and indirect beneficial ownership of 3,364,839 shares of Common Stock pursuant to A-Z's Option to purchase 26% of the issued and outstanding shares of Common Stock. Richard D. Surber expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z.

     The Option granted to A-Z to purchase 26% of the issued and outstanding shares of Common Stock at a price of $0.59 per share has not been exercised. The source of funds to be used in exercising such Option and making the purchase of these shares is personal and may include various forms of consideration acceptable to CyberAmerica and its board of directors, with the exclusion of promissory notes. As of January 6, 1997 there were 10,943,003 shares of CyberAmerica's Common Stock issued and outstanding. If A-Z decided to exercise its option on January 6, 1996, A-Z would purchase 3,364,839 restricted shares for $1,985,255.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Effective October 31, 1996, Investment Sanctuary ceased to be entitled to the indirect beneficial ownership of 25% of the issued and outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following is a list of all contracts, arrangements, understandings or relationships between Richard D. Surber and CyberAmerica with respect to any securities of the issuer:

     Richard D. Surber is the President of CyberAmerica and Investment Sanctuary. His role as such makes him aware of the assets and liabilities of both corporations, as well as their respective current financial conditions. Accordingly, during October 1996, his knowledge of CyberAmerica's need for cash was the impetus for conducting discussions for CyberAmerica's acquisition of Investment Sanctuary, the corporation that held a 50% ownership interest in the McIntyre Building, an asset that could be liquidated. At the same time, Richard
D. Surber started negotiating the sale of the McIntyre Building in order to permit CyberAmerica to receive the cash proceeds of any sale. It was the parties' intent that the acquisition of Investment Sanctuary by CyberAmerica would include only the 50% ownership interest in the McIntyre Building together with the cancellation of the Option held by Richard D. Surber to purchase 25% of the issued and outstanding shares of Common Stock. The parties therefore had to otherwise resolve the status of the existing assets and liabilities of Investment Sanctuary before finalizing their Stock Exchange Agreement. The actual sale of the McIntyre Building occurred on November 21, 1996 before CyberAmerica and Richard D. Surber were able to reduce the agreement for the acquisition of Investment Sanctuary to writing. However, as the substance of the bargain between the parties had been struck, the understanding existed that CyberAmerica would receive 50% of the cash proceeds of the sale of the McIntyre Building, as well as assume any of the tax implications incident to such sale. As part of the negotiations for CyberAmerica's acquisition of Investment Sanctuary, any and all conflicts related to Richard D. Surber's position as President of CyberAmerica and Investment Sanctuary were disclosed, and a majority of disinterested directors of CyberAmerica approved the Agreement and the issuance of the shares to Richard D. Surber. For these reasons, the Stock Exchange Agreement by which the 1,100,000 shares of Common Stock were issued was not actually executed until December 17, 1996. Based on the parties' intent and existing understandings, the Agreement was made effective October 31, 1996, a date prior to the sale of the McIntyre Building.

Item 7.  Material to Be Filed as Exhibits.

     The   following   Exhibit  is  hereby   incorporated   by  reference   from
CyberAmerica's statement on Schedule 13D/A filed as Exhibit A on January 9, 1997 with the Securities and Exchange Commission.

     Attached as Exhibit A is a copy of the Stock Exchange Agreement dated December 17, 1996 between CyberAmerica, Investment Sanctuary, and Richard D. Surber by which CyberAmerica acquired 100% of the Capital Stock of Investment Sanctuary, including a 50% ownership interest in the McIntyre Building, and the cancellation of the option to purchase 25% of the issued and outstanding shares of CyberAmerica.






                 [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 31, 1997                       /s/ Richard D. Surber
                                            --------------------------------
                                            Richard D. Surber, an individual




Date: January 31, 1997                       /s/ Richard D. Surber
                                            ---------------------------------
                                            Richard D. Surber, President,
                                            Investment Sanctuary Corporation




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).